UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 2070, 1188 West Georgia Street, Vancouver, B.C., V6E 4A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 DOCUMENTS INCORPORATED BY REFERENCE

Exhibit 99.3 to this Report on Form 6-K is hereby incorporated by reference as an Exhibit to the Registration Statement on Form F-10 of First Mining Gold Corp. (File No. 333-231801).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibits	Description
99.1	Notice of 2021 Annual General & Special Meeting of Shareholders
99.2	Notice and Access Notification to Shareholders
99.3	2021 Management Information Circular
99.4	Form of Proxy
99.5	Certificate of Abridgement
99.6	Shareholder Letter re: IRS Form W-9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First Mining Gold Corp.
(Registrant)

Date: May 26, 2021	/s/ Samir Patel
Samir Patel
General Counsel and Corporate Secretary

  EXHIBIT INDEX

Exhibits	Description
99.1	Notice of 2021 Annual General & Special Meeting of Shareholders
99.2	Notice and Access Notification to Shareholders
99.3	2021 Management Information Circular
99.4	Form of Proxy
99.5	Certificate of Abridgement
99.6	Shareholder Letter re: IRS Form W-9